Ballard Power Systems Inc.

News Release

Ballard Launches Next-Generation Fuel Cell System Addressing Telecom Backup Power Needs

For Immediate Release – June 16, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced the launch of the next-generation ElectraGen™-ME backup power system for use in the telecom market. The product is fuelled by methanol and features a number of enhancements that further improve reliability, durability as well as ease of maintenance and servicing, all important benefits for the growing number of telecom operators deploying these systems around the globe.

“Our product shipments for Telecom Backup Power have been growing rapidly since we added the methanol systems to our portfolio,” said Tony Cochrane, Ballard Director – Product Management, Telecom Backup Power. “This new product will strengthen the value proposition for customers, with a higher reliability, lower cost solution.”

Growth of Ballard’s ElectraGen™-ME methanol-fuelled Telecom Backup Power systems has been driven by two distinct needs: (i) backup power for regular, even daily, power outages in markets with unreliable electricity grids; (ii) backup power for markets with reliable grids yet vulnerable to extended power outages in crisis situations, such as extreme weather conditions. These needs underpin Ballard’s growing shipment volumes to such markets as South Africa and Indonesia, where grids are unreliable, along with the Caribbean and Japan, where there is concern over potential weather- and tsunami-related events, respectively.

From a reliability perspective, the next-generation product offers a number of improvements, including: more than 25% increase in system mean time between failures (MTBF); 3x increase in cycle life through upgrades to the fuel processor module.

Durability has also been extended through the increased use of corrosion-resistant coatings on many system components as well as improvements to the fuel level sensor and fluid flow paths. Finally, servicing and maintenance have been made easier through added functionality in system firmware, along with better component access and labeling.

Ballard’s ElectraGen™-ME systems are particularly well suited for ‘extended runtime’ backup power needs and offer proven financial and environmental advantages in comparison to batteries and diesel generators. These methanol-fuelled systems include a fuel reformer that converts HydroPlus™ (a methanol-water liquid fuel mixture) into hydrogen gas to power the fuel cell. Methanol is a widely available fuel around the globe.

Today’s launch of a next-generation Telecom Backup Power system is further evidence of Ballard’s fuel cell product leadership, underpinned by acknowledged excellence in technology and validated by a growing base of commercial customers.

The next-generation ElectraGen™-ME backup power system will be on display at “Hydrogen + Fuel Cells Conference 2013” (www.hfc2013.com) in Vancouver, Canada on June 17-19 and at “CommunicAsia 2013 Exhibition & Conference” (www.communicasia.com) in Singapore on June 18-21. For more information please visit www.ballard.com/nextgen.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements regarding anticipated product attributes, anticipated customer benefits and market drivers for our products which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com